

Mail Stop 4628

April 26, 2017

Kyle S. Ramachandran
Chief Financial Officer
Solaris Oilfield Infrastructure, Inc.
9811 Katy Freeway, Suite 900
Houston, TX 77024

>   **Re: Solaris Oilfield Infrastructure, Inc.**
>   **Registration Statement on Form S-1**
>   **Response Dated April 21, 2017**
>   **File No. 333-216721**

Dear Mr. Ramachandran:

We have reviewed your April 21, 2017 correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 13, 2017 letter.

General

1.   We note your beneficial ownership table reflects that Mr. Zartler, your Founder and Chairman, will beneficially own 40.1% of your Class B common stock and 29.6% of your capital stock. Please revise your disclosure throughout the prospectus, including under "Summary−Our Corporate Structure," to describe Mr. Zartler's interest in the company. Also, please make corresponding revisions to your risk factors titled "Our principal stockholders will collectively hold a substantial majority of the voting power of our common stock" and "Certain Designated Parties are not limited in their ability to compete with us."

2.   We note you intend to allocate a substantial portion of your proceeds for general corporate purposes. If more detailed information is known prior to the filing of the next amendment or final prospectus regarding plans for the proceeds currently allocated for "general corporate purposes," please revise the Use of Proceeds section accordingly.

Unaudited Pro Forma Consolidated Financial Statements, page F-1

3.   We note a number of instances where you depict multiple transactions in a single pro forma adjustment.   Please quantify the separate components of the adjustments in the notes to the pro forma financial statements.

Unaudited Pro Forma Consolidated Balance Sheet, page F-3

Pro Forma Adjustments and Assumptions, page F-5

(b), page F-5

4.   We note that you recorded i) a $52.3 million deferred tax asset for the estimated income tax effects of the differences in tax basis and book basis of the assets owned by Solaris Inc. following completion of the corporate reorganization and ii) a $19.8 million payable associated with Solaris Inc.'s deemed acquisition for U.S. federal income tax purposes of Solaris Units in connection with the offering. Please clarify why the existing owners did not capture the majority of the value associated with the Solaris Inc.'s tax basis step-up.

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Karina V. Dorin, Senior Counsel, at (202) 551-3763 with any other questions.

                                                        Sincerely,

                                                        /s/H. Roger Schwall

                                                        H. Roger Schwall
                                                        Assistant Director
                                                        Office of Natural Resources